SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

(RULE 13e-3)

TRANSACTION STATEMENT

UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13E-3

THEREUNDER

Piedmont Community Bank Group, Inc.

(Name of Issuer)

PIEDMONT COMMUNITY BANK GROUP, INC.

Christine A. Daniels	Dr. John A. Hudson
Franklin J. Davis	R. Drew Hulsey, Jr.
Joseph S. Dumas	Robert C. McMahan
Roy H. Fickling	Mickey C. Parker
Terrell L. Fulford	Zelma A. Redding
Arthur J. Goolsby	Julie Simmons
James R. Hawkins	Angela M. Tribble

(Names of Person(s) Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

72013P108

(CUSIP Number of Class of Securities)

R. Drew Hulsey, Jr.

Chief Executive Officer

Piedmont Community Bank Group, Inc.

110 Bill Conn Parkway

Gray, Georgia 31032

(478) 986-5900

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy To:

Michael P. Marshall, Jr., Esq.

Miller & Martin PLLC

1170 Peachtree Street, N.E.,

Suite 800

Atlanta, GA 30309-7649

(404) 962-6442

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*
$475,863	$95.17

*	For purposes of calculating the fee only. This amount assumes 158,621 shares of common stock of the subject company will be exchanged for 158,621 shares of Class A Common Stock of the subject company. Because the subject company’s common stock is traded over-the-counter, the market value of the securities was established pursuant to Rule 0-11(a)(4) based upon the last sale reported as of April 30, 2009, which was $3.00. The amount of the filing fee equals one-fiftieth of one percent of the aggregate transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$95.17

Form or Registration No:	Schedule 13E-3 (File No. 005-82937)

Filing Party:	Piedmont Community Bank Group, Inc.

Date Filed:	May 6, 2009

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

This Amendment No. 4 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule”) is being filed solely to report the results of the Rule 13e-3 transaction subject to the Schedule. The amendments to the articles of incorporation of Piedmont Community Bank Group, Inc. (the “Company”), which provide for the reclassification (the “Reclassification”) of shares of the Company’s common stock held by shareholders of record of fewer than 601 shares into the Company’s Class A Common Stock were approved by the Company’s shareholders on September 23, 2009 and became effective on September 29, 2009 upon the filing of the articles of amendment with the Georgia Secretary of State. Under the terms of the Reclassification, holders of record of fewer than 601 shares of common stock had such shares reclassified as Class A Common Stock. All other shares of the Company’s common stock remain outstanding and are unaffected by the Reclassification.

As a result of the Reclassification, 158,621 shares of the Company’s common stock held by approximately 455 shareholders of record were converted into the right to receive Class A Common Stock. After the Reclassification, the Company had 1,472,113 shares of common stock outstanding, held by approximately 255 holders of record, and 158,621 shares of Class A Common Stock held by approximately 455 holders of record.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 2009

PIEDMONT COMMUNITY BANK GROUP, INC.

	By:	/s/ R. Drew Hulsey, Jr.
R. Drew Hulsey, Jr., Chief Executive Officer

Date: September 30, 2009

By:	*
Christine A. Daniels

By:	*
Franklin J. Davis

By:	*
Joseph S. Dumas

By:	*
Roy H. Fickling

By:	*
Terrell L. Fulford

By:	*
Arthur J. Goolsby

By:	*
James R. Hawkins

By:	*
Dr. John A. Hudson

By:	/s/ R. Drew Hulsey
R. Drew Hulsey, Jr.

By:	*
Robert C. McMahan

By:	*
Mickey C. Parker

By:	*
Zelma A. Redding

By:	*
Julie Simmons

By:	*
Angela M. Tribble

*By:   R. Drew Hulsey as attorney-in-fact

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